Exhibit 99.1
Global Traffic Network, Inc. Reports Fiscal Fourth Quarter and
Year End 2009 Operating Results
Recent United Kingdom Acquisition Continuing Strong Performance
New York, NY, September 10, 2009– Global Traffic Network, Inc. (Nasdaq: GNET), a leading provider of custom traffic and news reports to radio and television stations outside the U.S., today announced its results for fiscal fourth quarter and year ended June 30, 2009.
The Company’s revenue for the quarter ended June 30, 2009 was $18.0 million, an increase of 23% from $14.6 million reported in the fourth quarter of fiscal 2008. The increase in fiscal 2009 quarterly revenue was achieved due to a contribution of $5.9 million in revenue from the Company’s United Kingdom operations, which generated no revenue in the prior year period. Included in UK revenue was $5.0 million of revenue associated with the operations of the Company’s newly acquired UK radio traffic and entertainment news service. Revenue from the Company’s Australian and Canadian operations were down 17% and 22%, respectively, from the fourth fiscal quarter of 2008. Both Canada and Australia were impacted by unfavorable currency exchange rate fluctuations due to a strengthening U.S. dollar compared with the local currencies in the year ago period. When measured in their local currencies, quarterly Australian revenue increased 3% and Canadian revenue decreased 7%, respectively, compared to the prior year quarter. Revenue generated by the Company’s operations has been negatively impacted by the current global economic conditions, which have had a significant impact on the advertising markets in which the Company operates.
Adjusted Operating Income was $0.5 million for the fourth fiscal quarter ended June 30, 2009 compared to $2.1 million for the fourth fiscal quarter of 2008. The Company defines Adjusted Operating Income as net operating income plus depreciation and amortization expense. While down on a year to year basis, the Company realized more than a $1.3 million increase in Adjusted Operating Income when compared to the third fiscal quarter ended March 31, 2009, during which the Company generated Adjusted Operating Loss of $0.9 million.
Net loss for the fourth quarter of fiscal 2009 was $1.0 million compared to net income of $0.9 million for the same period a year ago.
For the year ended June 30, 2009, revenue was $60.3 million, an increase of 18% from $51.0 million in the prior fiscal year. When measured in local currencies, annual revenue increased in all three geographical markets the Company serves: Australia, Canada and United Kingdom. Australian and Canadian revenue increased 16% and 20%, respectively, when measured in local currencies, compared to the prior year. The Company’s United Kingdom business posted revenue of $10.7 million, compared to no revenue during fiscal 2008. Included in the Company’s UK revenue is $6.6 million attributable to the four months that it operated the radio traffic and entertainment news network acquired on March 1, 2009. The Company’s fiscal 2009 revenue has been negatively impacted by unfavorable currency exchange rates as the U.S. dollar has been stronger in all of its markets during fiscal year 2009 when compared to the previous fiscal year.
Adjusted Operating Income decreased to $3.8 million for year ended June 30, 2009 compared to Adjusted Operating Income of $5.3 million for the year ended June 30, 2008.
Net loss for the year ended June 30, 2009 was $1.1 million compared to net income of $1.7 million for the previous fiscal year. In addition to the decrease in Adjusted Operating Income, the Company’s net income was negatively impacted by amortization expense related to the definite lived intangibles acquired as part of its purchase of the UK traffic service and lower interest income.
Commenting on the results, William L. Yde III, Chairman, Chief Executive Officer and President of Global Traffic Network, said, “While we acknowledge that sales continue to be softer in Canada and Australia than we achieved during the first two quarters of this fiscal year, the slowdown is not surprising. The current economic conditions have had a negative impact on the markets in which we operate, especially with regards to advertising spending. However, we believe that we are well positioned in the advertising arena, with no significant direct competitors, an extremely effective product and an experienced, seasoned sales staff. We believe that advertising markets will recover and that we will resume our revenue growth. In addition to the advertising slow down, currency exchange rates have had a negative impact on our revenue for the past three quarters.”
Mr. Yde continued, “For the quarter, the United Kingdom was a bright spot for us and we are very pleased by the initial success of our acquisition. We have generated significantly more revenue each month we have operated this business compared to the prior year period under the previous owners and have been Adjusted Operating Income positive for the four months we have owned this business. We continue to have strong revenue growth in the United Kingdom in the first quarter of fiscal 2010 and we have high expectations for this subsidiary in the future. In July 2009, we settled all our outstanding contingent payment obligations to UBC Media plc for a payment of approximately $3.1 million and the return of the radio marketing and sponsorship & promotion business, which was not a material portion of our UK operations. Given our initial revenue success in the market, we anticipate that settling our contingent payment obligation will save us significant cash in the future.”

Mr. Yde concluded, “Despite the economic downturn, we made significant investments in the long term success of our Company throughout fiscal 2009 and continuing into fiscal 2010. We have been able to do this because of our strong balance sheet, with virtually no debt and significant cash balances. While there is great uncertainty in the short term global economic outlook, we believe the investments we have made set the Company up well for the long term.”
For the first two months of the Company’s first fiscal quarter ending September 30, 2009, revenue reflected in the Company’s internal sales reports in Australia is up slightly, and down sharply in Canada when measured in local currencies. Revenues for September 2009 are difficult to predict since sales have been booked later than traditionally, especially in Australia, which is the Company’s largest market. United Kingdom advertising revenue continues to significantly outperform the previous year quarter, which was under prior ownership and not reflected in the Company’s fiscal first quarter 2009 financial statements. The Company’s operating, sales and general and administrative expenses were significantly higher in the fourth fiscal quarter of 2009 compared to the first fiscal quarter of 2009 when measured in local currencies. These expenses are higher due to the operations of the Unique acquisition and increased station costs in Australia and Canada, among other things. These increased costs are expected to be reflected in the fiscal first quarter 2010 results as well. With the exception of certain UK operating expenses, the vast majority of the Company’s costs are fixed and are not readily reduced in the short or intermediate term. Should revenue from Canada and Australia end fiscal first quarter 2010 consistent with the first two months of the quarter in local currencies, this level of revenue combined with higher costs will have a significant negative impact on Adjusted Operating Income (Loss) and net income (loss) for the period.
Currencies in the local markets where the Company does business continue to be somewhat weaker in aggregate than the first fiscal quarter of 2009. Should this continue, the impact will be to reduce the profit in those foreign markets that generate a profit and mitigate the loss in the markets that generate a loss in local currencies. A stronger U.S. dollar, should it continue, will reduce the Company’s Australian revenues and expenses when reported in U.S. dollars. The Company’s Australian revenues and expenses continue to comprise a majority of the Company’s overall revenues and expenses as well as being its only profitable subsidiary for the fiscal year ended June 30, 2009.
Conference Call
Global Traffic Network, Inc. will host a conference call at 8:30 a.m. EDT on Thursday, September 10, 2009, to discuss its fiscal 2009 results, as well as other relevant matters. To listen to the call, dial (800) 390-5311 (domestic), or (719) 325-2364 (international), and enter the pass code 6970434. The call will also be available live on the Internet at www.globaltrafficnetwork.com and www.kcsa.com.
A replay of the call will be available from September 10, 2009 through September 17, 2009. To access the replay, please call (888) 203-1112 or (719) 457-0820 (international) and enter the participant code: 6970434.
About Global Traffic Network
Global Traffic Network, Inc. (Nasdaq: GNET) is a leading provider of custom traffic and news reports to radio and television stations outside the U.S. The Company operates the largest traffic and news network in Australia, operates traffic networks in eight Canadian markets and the largest national radio traffic network across the United Kingdom. In exchange for providing custom traffic and news reports, television and radio stations provide Global Traffic Network with commercial airtime inventory that the Company sells to advertisers. As a result, radio and television stations incur no out-of-pocket costs when contracting to use Global Traffic Network’s services. For more information, visit the Company’s website at www.globaltrafficnetwork.com.

This press release contains statements that constitute forward-looking statements. These statements reflect our current views with respect to future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those discussed under the heading “Risk Factors” and elsewhere in our annual report 10-K, which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements anticipated or implied by these forward-looking statements. These statements can be recognized by the use of words such as “may,” “will,” “intend,” “ should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “ predict,” “potential,” “plan,” “is designed to,” “target” or the negative of these terms, and similar expressions. We do not undertake to revise or update any forward-looking statements to reflect future events or circumstances.
Currency Exchange Rates for Income Statement Information

	Three Months Ending	Three Months Ending
	June 30, 2009	June 30, 2008	Difference
Australia	0.7611	0.9444	(19.4%)
Canada	0.8567	0.9902	(13.5%)
United Kingdom	1.5522	1.9718	(21.3%)
SUPPLEMENTAL DISCLOSURES REGARDING NON-GAAP FINANCIAL INFORMATION
     Global Traffic Network, Inc. defines Adjusted Operating Income (Loss) as net operating income (loss) adjusted to exclude depreciation and amortization expense. The Company uses Adjusted Operating Income (Loss), among other things, to evaluate its operating performance. The Company believes the presentation of this measure is relevant and useful for investors because it helps improve their ability to understand the Company’s operating performance and makes it easier to compare the Company’s results with other companies that have different financing and capital structures or tax rates. In addition, the Company believes this measure is among the measures used by investors, analysts and peers in the media industry for purposes of evaluation and comparing its operating performance to other companies.
     Adjusted Operating Income (Loss) is not a measure of performance calculated in accordance with generally accepted accounting principles (“GAAP”) and it should not be considered in isolation of, or as a substitute for, net operating income (loss) as an indicator of operating performance. Because Adjusted Operating Income (Loss) excludes certain financial information compared with net operating income (loss), the most directly comparable GAAP financial measure, users of this financial information should consider the types of events and transactions which are excluded. In addition, Adjusted Operating Income (Loss) may not be comparable to measures of adjusted operating income, earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted EBITDA, operating cash flow or similarly titled measures employed by other companies. Adjusted Operating Income (Loss) is not necessarily a measure of the Company’s ability to fund its cash needs.

     The following presents the reconciliation of net operating income (loss) to Adjusted Operating Income (Loss) for the three and twelve month periods ended June 30, 2009 and 2008.

	Three Months		Twelve Months
	Ended		Ended
	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands)	(In thousands)	(In thousands)	(In thousands)
Net operating (loss) income	$(623)	$1,643	$1,238	$3,783
Add back:
Depreciation and amortization expense	$1,104	$419	$2,547	$1,500

Adjusted Operating Income	$481	$2,062	$3,785	$5,283

Global Traffic Network, Inc.
Income Statement Detail
(Unaudited)
(In thousands)
Three Months Ended June 30,

	2009	2009	2009	2009	2009	2009
	Australia	Canada	UK	Mobile	Corporate	Total
Revenues	$10,191	$1,844	$5,936	$—	$—	$17,971
Operating expenses
Traffic	4,081	2,053	5,116	117	—	11,367
News	1,805	—	270	—	—	2,075
TV	193	—	—	—	—	193
Selling, G&A	1,717	477	634	91	—	2,919
Corporate overhead	342	—	—	—	316	658
Non-cash compensation	—	—	—	—	278	278
Depreciation/amortization	189	211	691	13	—	1,104

Net operating income (loss)	1,864	(897)	(775)	(221)	(594)	(623)

Interest expense	7	—	—	—	—	7
Other (income)	(135)	(1)	—	—	(3)	(139)
Other expense	—	6	11	19	—	36

Net income (loss) before taxes	1,992	(902)	(786)	(240)	(591)	(527)
Income tax expense	600	—	(70)	—	(10)	520
Net income (loss)	$1,392	$(902)	$(716)	$(240)	$(581)	$(1,047)

	2008	2008	2008	2008	2008	2008
	Australia	Canada	UK	Mobile*	Corporate	Total
Revenues	$12,301	$2,295	$—	$—	$—	$14,596
Operating expenses
Traffic	3,959	1,914	479	—	—	6,352
News	1,730	—	—	—	—	1,730
TV	234	—	—	—	—	234
Selling, G&A	2,498	449	116	98	—	3,161
Corporate overhead	320	—	—	—	446	766
Non-cash compensation	—	—	—	—	291	291
Depreciation/amortization	223	179	15	2	—	419

Net operating income (loss)	3,337	(247)	(610)	(100)	(737)	1,643

Interest expense	19	—	—	—	—	19
Other (income)	(212)	(1)	(1)	—	(161)	(375)
Other expense	—	1	—	—	—	1

Net income (loss) before taxes	3,530	(247)	(609)	(100)	(576)	1,998
Income tax expense	1,062	—	—	—	—	1,062
Net income (loss)	$2,468	$(247)	$(609)	$(100)	$(576)	$936

Global Traffic Network, Inc.
Income Statement Detail
(Unaudited)
(In thousands)
Year Ended June 30,

	2009	2009	2009	2009	2009	2009
	Australia	Canada	UK	Mobile*	Corporate	Total
Revenues	$42,707	$6,920	$10,710	$—	$—	$60,337
Operating expenses
Traffic	14,955	7,232	10,107	654	—	32,948
News	6,876	—	360	—	—	7,236
TV	753	—	—	—	—	753
Selling, G&A	7,387	2,019	1,170	734	—	11,310
Corporate overhead	1,340	—	—	—	1,811	3,151
Non-cash compensation	—	—	—	—	1,154	1,154
Depreciation/amortization	737	757	1,015	38	—	2,547

Net operating income (loss)	10,659	(3,088)	(1,942)	(1,426)	(2,965)	1,238

Interest expense	39	—	—	—	—	39
Other (income)	(701)	(31)	(21)	—	(297)	(1,050)
Other expense	41	6	11	19	—	77

Net income (loss) before taxes	11,280	(3,063)	(1,932)	(1,445)	(2,668)	2,172
Income tax expense	3,386	—	(130)	—	1	3,257
Net income (loss)	$7,894	$(3,063)	$(1,802)	$(1,445)	$(2,669)	$(1,085)

	2008	2008	2008	2008	2008	2008
	Australia	Canada	UK	Mobile*	Corporate	Total
Revenues	$44,296	$6,657	$—	$—	$—	$50,953
Operating expenses
Traffic	14,889	6,814	1,330	—	—	23,033
News	6,611	—	—	—	—	6,611
TV	812	—	—	—	—	812
Selling, G&A	8,233	2,257	401	157	—	11,048
Corporate overhead	1,615	—	—	—	1,771	3,386
Non-cash compensation	—	—	—	—	780	780
Depreciation/amortization	810	668	20	2	—	1,500

Net operating income (loss)	11,326	(3,082)	(1,751)	(159)	(2,551)	3,783

Interest expense	90	—	—	—	—	90
Other (income)	(492)	(20)	(5)	—	(1,100)	(1,617)
Other expense	—	2	11	—	—	13

Net income (loss) before taxes	11,728	(3,064)	(1,757)	(159)	(1,451)	5,297
Income tax expense	3,540	—	—	—	25	3,565
Net income (loss)	$8,188	$(3,064)	$(1,757)	$(159)	$(1,476)	$1,732

*	Mobile Traffic Network, Inc. was formed March 7, 2008. Certain information has been reclassed from Global Traffic Network, Inc. for presentation in this format.

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands except share and per share amounts)

	Three Months Ended		Year Ended
	June 30		June 30
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$17,971	$14,596	$60,337	$50,953

Operating expenses (exclusive of depreciation and amortization shown separately below)	13,635	8,316	40,937	30,456
Selling, general and administrative expenses	3,855	4,218	15,615	15,214
Depreciation and amortization expense	1,104	419	2,547	1,500

Net operating (loss) income	(623)	1,643	1,238	3,783
Interest expense	7	19	39	90
Other (income) (including interest income of $137 and $376 for the three months ended June 30, 2009 and 2008 and interest income of $1,015 and $1,600 for the years ended June 30, 2009 and 2008)	(139)	(375)	(1,050)	(1,617)
Other expense	36	1	77	13

Net (loss) income before income taxes	(527)	1,998	2,172	5,297
Income tax expense	520	1,062	3,257	3,565

Net (loss) income	$(1,047)	$936	$(1,085)	$1,732

Income per common share:
Basic	$(0.06)	$0.05	$(0.06)	$0.10
Diluted	$(0.06)	$0.05	$(0.06)	$0.10
Weighted average common shares outstanding:
Basic	18,091,502	18,149,100	18,065,671	17,648,410
Diluted	18,091,502	18,508,316	18,065,671	17,831,855

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	June 30,	June 30,
	2009	2008
	(Unaudited)	(Unaudited)
ASSETS:
Current Assets:
Cash and cash equivalents	$21,419	$37,541
Accounts receivable net of allowance for doubtful accounts of $150 and $292 at June 30, 2009 and June 30, 2008	15,986	13,355
Prepaids and other current assets	1,421	961
Deferred tax assets	208	262

Total current assets	39,034	52,119

Property and equipment, net	7,569	8,964
Intangibles	17,200	418
Goodwill	4,688	—
Deferred tax assets	115	141
Other assets	564	960

Total assets	$69,170	$62,602

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current Liabilities:
Accounts payable and accrued expenses	14,649	$8,067
Deferred revenue	1,198	1,293
Income taxes payable	1,908	3,186
Current portion of long term debt	326	459

Total current liabilities	18,081	13,005
Long term debt, less current portion	57	482
Deferred tax liabilities	3,410	—
Other liabilities	318	389

Total liabilities	21,866	13,876

Common stock, $.001 par value; 100,000,000 shares authorized; 18,264,834 shares issued and outstanding as of June 30, 2009 and 18,156,133 shares issued and outstanding as of June 30, 2008	18	18
Preferred stock, $.001 par value; 10,000,000 authorized; 0 issued and outstanding as of June 30, 2009 and June 30, 200	—	—
Additional paid in capital	50,146	49,015
Accumulated other comprehensive (loss) income	1,398	2,866
Accumulated deficit	(4,258)	(3,173)

Total shareholders’ equity	47,304	48,726

Total liabilities and shareholders’ equity	$69,170	$62,602

SOURCE: Global Traffic Network, Inc.
At KCSA Strategic Communications
Todd Fromer, 212-896-1215
tfromer@kcsa.com

or
Marybeth Csaby, 212-896-1236
mcsaby@kcsa.com
or
At Global Traffic Network, Inc.
Scott Cody, 212-896-1255
Chief Financial Officer
& Chief Operating Officer
scott.cody@globaltrafficnet.com